April 21, 2006

United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Mail Stop 4561

Attn:  Steven Jacobs, Accounting Branch Chief

RE:  Holobeam, Inc.
      Form 10-K for the year ended September 30, 2005
      Form 10-Q for the quarter ended December 31, 2005
      File No. 0-03385

Ladies and Gentlemen:


The following is the company's response to your letter dated
April 7, 2006 regarding Form 10-K for the year ended
September 30, 2005 and for Form 10-Q for the quarter ended
December 31, 2005:

Form 10-K for the year ended September 30, 2005
-----------------------------------------------

Financial Statements
--------------------

Note 13-Pension Plan, page 43
-----------------------------

Comment 2. "We have read your response to prior comment 2 and we are unable to agree with your conclusion that since you have no unrecognized prior service costs, no additional minimum liability was necessary. The requirement to record a minimum liability is separate and apart form the ongoing accounting for the pension plan and the computation of annual pension expense. Pursuant to paragraph 36 of SFAS
87..."


Response:

Upon reviewing paragraphs 36 and 37 of SFAS 87, we have determined that an additional minimum liability does exist equal to the amount of the unfunded accumulated benefit obligation plus the amount of the prepaid pension cost or $368,808 (prepaid pension cost of $118,461 plus the unfunded accumulated benefit obligation of $250,347). This amount should be reported as a separate component of stockholders' equity, net of any tax benefits, as a negative adjustment.

Mr. Steven Jacobs
Page Two
April 21, 2006

The negative equity adjustment recognized in accordance with SFAS 87 as an additional pension liability not yet recognized as net periodic pension cost will be reported as part of comprehensive income adjustment under SFAS 130.

Form 10- K for the year ended September 30, 2005 and the first quarter 10-Q for the three months ended December 31, 2005, will be corrected by amendment.





Note 2-Income Taxes, page 35
----------------------------

Comment 1. "We have read your response to prior comment 1 and it does not provide us with sufficient information to evaluate your disclosure. Please further explain the recalculation of deferred taxes related to your pension expense considering it does not appear that any deferred taxes were recognized related to pensions prior to 2005. In addition, please quantify..."

Response:

Although it is our opinion that the adjustments for timing differences categorized under "other" are immaterial, we will explain in sufficient detail by amendment to Form 10-K our note 2 on income taxes, at the same time we correct note 13 on the pension plan.


We the company hereby acknowledges that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* The company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Steven Jacobs
Page Three
April 21, 2006


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has Duly caused this correspondence to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  April 21, 2006

                  Holobeam, Inc.


                      /s/ Melvin S. Cook
   			    -------------------
                      Melvin S. Cook
        		    President and Chairman of the Board